                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                                Unify Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    904743101
                                 (CUSIP Number)

                            Ernest C. Mysogland, Esq.
                            Halo Technology Holdings
                         200 Railroad Avenue, 3rd Floor
                               Greenwich, CT 06830
                                 (203) 422-2950



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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 March 14, 2006
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Exchange Act of 1343 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 904743101                       13D                       Page 2 of 10
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Warp Technology Holdings, Inc.
      I.R.S. Identification No.: 88-0467845

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a)   [ ]
                                                                       (b)   [X]

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3     SEC USE ONLY


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4     SOURCE OF FUNDS (See Instructions)
          OO

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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     [ ]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION
           State of Nevada

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                    7   SOLE VOTING POWER
                        0 shares
     NUMBER OF
                    ------------------------------------------------------------
      SHARES        8   SHARED VOTING POWER
   BENEFICIALLY         12,380,982
     OWNED BY
                    ------------------------------------------------------------
       EACH         9   SOLE DISPOSITIVE POWER
     REPORTING          0 shares
      PERSON
                    ------------------------------------------------------------
       WITH         10  SHARED DISPOSITIVE POWER
                        0 shares

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              12,380,982 shares (1)

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)
                                                                         [X] (1)

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              42.15 % (2)

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14    TYPE OF REPORTING PERSON (See Instructions)
              CO

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(1)  As described below, Halo (as defined below) may be deemed to be part of a group with Howitt (as defined below) due to the relationship between the parties. Halo expressly disclaims beneficial ownership of the 59,000 shares of Common Stock (as defined below) that are owned by Howitt. Thus, such shares of Common Stock are not included in the amounts set forth above. Also, see Items 3 and 4 below.

(2)  See Items 3 and 4 below.

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CUSIP No. 904743101                       13D                       Page 3 of 10
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           David M. Howitt

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

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3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)
      PF

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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America

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                    7   SOLE VOTING POWER
                        59,000 shares
     NUMBER OF
                    ------------------------------------------------------------
      SHARES        8   SHARED VOTING POWER
   BENEFICIALLY         12,439,982 shares
     OWNED BY
                    ------------------------------------------------------------
       EACH         9   SOLE DISPOSITIVE POWER
     REPORTING          59,000 shares
      PERSON
                    ------------------------------------------------------------
       WITH         10  SHARED DISPOSITIVE POWER
                        12,439,982 shares

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              59,000 shares (1)

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                                                                         [X] (1)

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.20% (2)

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)
              IN

--------------------------------------------------------------------------------

(1) As described below, Howitt (as defined below) may be deemed to be part of a group with Halo (as defined below) due to the relationship between the parties. Howitt expressly disclaims beneficial ownership of the 12,380,982 shares of Common Stock (as defined below) that may be deemed beneficially owned by Halo. Thus, such shares of Common Stock are not included in the amounts set forth above. Also, see Items 3 and 4 below.

(2)  See Items 3 and 4 below.

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CUSIP No. 904743101                       13D                       Page 4 of 10
-----------------------------                           ------------------------


ITEM 1.     SECURITY AND ISSUER

This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.001 (the "Common Shares"), of Unify Corporation, a Delaware corporation (sometimes referred to herein as "Issuer" or "Unify"). The principal executive offices of Unify are located at 2101 Arena Blvd., Suite 100, Sacramento, California 95834-1875.

ITEM 2.     IDENTITY AND BACKGROUND

(a) The name of the persons filing this statement are Warp Technology Holdings, Inc. (d/b/a "Halo Technology Holdings") ("Halo") and David M. Howitt ("Howitt"). Halo and Howitt are sometimes referred to in this Statement as the "Reporting Persons". The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k) under the Exchange Act.

(b) The address of Halo's principal business is 200 Railroad Avenue, Third Floor, Greenwich, Connecticut 06830. Howitt's principal business address is c/o Meriwether Group, 2701 North Vaughn Street, Suite 435, Portland, Oregon.

(c) Halo is a global provider of a diversified range of enterprise software solutions. Howitt is the President of the Meriwether Group.

(d) Neither of the Reporting Persons nor, to the Reporting Persons' knowledge, any individual listed on Schedule A is required to disclose legal proceedings pursuant to Item 2(d).

(e) Neither of the Reporting Persons nor, to the Reporting Persons' knowledge, any individual listed on Schedule A is required to disclose legal proceedings pursuant to Item 2(e).

(f) To the Reporting Persons' knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States.

Set forth on Schedule A is the name and present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Halo as of the date hereof.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As an inducement for Halo to enter into the Merger Agreement described in Item 4 and in consideration thereof, each of Special Situations Funds, AWM Investment Company, Inc. and Diker Management LLC and any entity owed or controlled by any of them (collectively, the "Shareholders") each a shareholder of Unify, entered into a shareholder voting agreement (the "Stockholder Agreement") with Halo. Halo did not pay additional consideration to the Shareholders in connection with the execution and delivery of the Stockholder Agreement. In addition, the Shareholders granted Halo an irrevocable proxy with respect to the shares covered by the Stockholder Agreement.

References to, and descriptions of the Merger, the Merger Agreement and the Stockholder Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Stockholder Agreement included as Exhibits 1 and 2, respectively to this Schedule 13D, and are incorporated herein in their entirety where such references and descriptions appear.

59,000 shares were purchased by Howitt on March 14, 2006 with personal funds for an aggregate purchase price of $25,960.

ITEM 4.     PURPOSE OF TRANSACTION

(a) - (b)
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CUSIP No. 904743101                       13D                       Page 5 of 10
-----------------------------                           ------------------------


On March 14, 2005, Halo entered into an Agreement and Plan of Merger (the "Merger Agreement") by and between UCA Merger Sub, Inc. ("Merger Sub"), a newly formed wholly-owned subsidiary of the Halo, and Unify. Pursuant to the Merger Agreement, subject to the conditions set forth therein (including approval of the Merger by shareholders of Unify), Merger Sub will be merged with and into Unify (the "Merger"), with Unify surviving the Merger (the "Surviving Corporation") as a wholly-owned subsidiary of Halo.

Under the terms of the Merger Agreement, which was approved by the boards of directors of each of Halo and Unify, each share of Unify's common stock outstanding immediately prior to the Merger will be converted into the right to receive 0.437 shares of common stock of Halo (the "Exchange Ratio"). The Merger is intended to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended.

In addition, each outstanding option to purchase shares of common stock of Unify that has an exercise price of less than $1.00 per share shall become and represent an option to purchase the number of shares of Halo common stock (rounded down to the nearest full share) determined by multiplying (X) the number of shares of Unify common stock subject to the option immediately prior to the effective time of the Merger by (Y) the Exchange Ratio, at an exercise price per share of Halo common stock equal to the result of dividing (A) the exercise price of the Unify option by (B) the Exchange Ratio, and rounding the result up to the nearest tenth of one cent. All other outstanding options to purchase Unify common stock shall be cancelled at the effective time of the Merger. The Halo options issued in substitution of Unify options shall contain substantially the same terms and conditions as the applicable Unify options.

Each outstanding warrant to purchase shares of common stock of Unify shall become and represent a warrant to purchase the number of shares of Halo common stock (rounded down to the nearest full share) determined by multiplying (X) the number of shares of Unify common stock subject to the warrant immediately prior to the effective time of the Merger by (Y) the Exchange Ratio. The exercise price for the Halo shares issuable upon exercise of the Halo warrants issued in replacement of the Unify warrants shall be $1.836 per share. The Halo warrants issued in substitution of Unify Warrants shall contain substantially the same terms and conditions as the applicable Unify warrants.

The Shareholders have, by executing the Stockholder Agreement, agreed to vote the 10,108,268 Common Shares of Unify beneficially owned by them (the "Shares") and any Shares which might be issued prior to the consummation of the Merger at exercise of any of the warrants to purchase 2,272,714 Shares held by the Shareholders as described below.

Pursuant to the Stockholder Agreement, the Shareholders have agreed, at every Unify shareholders meeting or any other meeting of the shareholders, however called, and in any action by written consent of the shareholders of the company to cause the Shares to be voted in favor of adoption and approval of the Merger Agreement, the Merger, and the transactions contemplated by the Merger Agreement, as the Merger Agreement may be modified or amended from time to time in a manner not adverse to the Shareholders. The Shareholders have further agreed not to vote any Shares in favor of any of the following (other than the Merger and the transactions contemplated by the Merger Agreement): (i) Company Acquisition Proposal, (ii) reorganization, recapitalization, liquidation or winding up of Company or any other extraordinary transaction involving Company,
(iii) corporate action the consummation of which would frustrate the purposes of, or prevent or delay the consummation of the Merger or other transactions contemplated by the Merger Agreement or the Shareholders Agreement or (iv) other matter relating to, or in connection with, any of the foregoing matters. The Stockholder Agreement terminates upon the termination of the Merger Agreement. As part of the Stockholder Agreement, the Shareholders delivered to Halo an irrevocable proxy granting Halo the right to vote the Shares in the manner contemplated by the Stockholder Agreement described above.

The purpose of the transactions under the Stockholder Agreement are to enable Halo and Unify to consummate the transactions contemplated under the Merger Agreement.

(c)  Not applicable.
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CUSIP No. 904743101                       13D                       Page 6 of 10
-----------------------------                           ------------------------

(d) The officers and directors of Merger Sub shall be the initial directors and officers of the Surviving Corporation, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation, or removal in accordance with the Surviving Corporation's Articles of Incorporation and bylaws.

(e) Other than as a result of the Merger described in Item 3 above, not applicable.

(f)  Not applicable.

(g) Upon consummation of the Merger, the certificate of incorporation of the Surviving Corporation shall be amended and restated to be the same in substance as the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time (except that the name of the Unify will remain unchanged), and said amended and restated certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation. At the consummation of the Merger, the bylaws of the Surviving Corporation shall be amended and restated to be the same in substance as the bylaws of Merger Sub as in effect immediately prior to the Effective Time, and such amended and restated bylaws shall be the bylaws of the Surviving Corporation until thereafter amended.

(h) - (i) If the Merger is consummated as planned, the Unify Common Shares will be deregistered under the Securities Act of 1933.

(j) Other than as described above, the Reporting Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although the Reporting Person reserves the right to develop such plans).

References to, and descriptions of, the Merger Agreement and the Stockholder Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Stockholder Agreement, respectively, included as Exhibits 1 and 2, respectively, to this Schedule 13D, and incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) As a result of the Stockholder Agreements, Halo may be deemed to be the beneficial owner of 12,439,982 Common Shares of Unify, including 2,272,714 Shares that the Shareholders have the right to acquire by exercising Unify warrants. Those Common Shares of Unify constitute approximately 42.35% of the issued and outstanding Common Shares of Unify based on the 29,373,201 Common Shares of Unify outstanding as of the date of Unify's last Quarterly Report on Form 10-Q. Halo may be deemed to have the sole power to vote the Shares with respect to those matters described above. However, Halo (i) is not entitled to any rights as a shareholder of Unify as to the Shares and (ii) disclaims any beneficial ownership of the Shares. Halo does not have the power to dispose of the Shares. Furthermore, Howitt has the sole power to vote and dispose of the shares of Unify he purchased, but (i) is not entitled to any rights as a shareholder of Unify as to the Shares and (ii) disclaims any beneficial ownership of the Shares. Howitt does not have the power to dispose of the Shares. Howitt is a director of Halo, and may be deemed to have beneficial ownership over any shares deemed beneficially held by Halo, but Howitt disclaims any such beneficial ownership.

(c) To the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2, other than Howitt's purchase of the 59,000 shares directly owned by him on March 14, 2006, at a price of $0.44 per share, which purchase was effected through a broker.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the securities of Unify.

(e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
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CUSIP No. 904743101                       13D                       Page 7 of 10
-----------------------------                           ------------------------


Howitt is a director of Halo and as such participates in decisions regarding Halo and the proposed Merger with Unify, including the voting of the Shares pursuant to Halo's rights under the Stockholders Agreement. Other than such relationship and the Merger Agreement and the exhibits thereto, including the Stockholder Agreement and the exhibits thereto, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings, or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Unify, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as exhibits:

Exhibit 1 10.118 Agreement and Plan of Merger, dated as of March 14, 2006, by and among Warp Technology Holdings, Inc., operating under the name Halo Technology Holdings, UCA Merger Sub, Inc., and Unify Corporation. (1)


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Exhibit 2           Form of Stockholder Agreement, dated March 14, 2006, by and among Warp Technology Holdings, Inc., operating under the name Halo Technology Holdings, and the persons listed on
                    Schedule I thereto. (2)
--------------------------------------------------------------------------------
----

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(1)                 Incorporated by reference to Exhibit 10.118 to Warp
                    Technology Holdings, Inc.'s Current Report of Form 8-K, filed on March 20, 2006.

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(2)                 Incorporated by reference to Exhibit 10.119 to Warp
                    Technology Holdings, Inc.'s Current Report of Form 8-K,
                    filed on March 20, 2006.
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CUSIP No. 904743101                       13D                       Page 8 of 10
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  March 23, 2006

Warp Technology Holdings, Inc.

By:   /s/ Ernest C. Mysogland
   ---------------------------
      Ernest C. Mysogland
      Chief Legal Officer


      /s/ David M. Howitt
------------------------------
      David M. Howitt








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CUSIP No. 904743101                       13D                       Page 9 of 10
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                                   SCHEDULE A

               EXECUTIVE OFFICERS AND DIRECTORS OF WARP TECHNOLOGY HOLDINGS

The following tables set forth the name, business address and present principal occupation or employment of each executive officer and director of Halo. The business address of each executive officer is c/o Halo Technology Holdings, Inc., 200 Railroad Avenue, Third Floor, Greenwich, Connecticut 06830.

EXECUTIVE OFFICERS

Name                             Present Principal Occupation
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Rodney A. Bienvenu, Jr.          Chairman of the Board (Director) and CEO
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Mark Finkel                      Chief Financial Officer
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Ernest C. Mysogland              Chief Legal Officer
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Brian J. Sisko                   Chief Operating Officer
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Jeff Bailey                      Chief Executive Officer of Halo subsidiary
                                 Gupta Technologies, LLC
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Takeshi Taniguchi                Controller
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DIRECTORS

Name                             Present Principal Occupation
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Rodney A. Bienvenu, Jr.          Chairman of the Board (Director) and CEO

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Mark Lotke                       Partner, FT Ventures
                                 540 Madison Avenue
                                 Suite 2600
                                 New York, NY 10022

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John Boehmer                     Managing Partner, Barlow Group
                                 One Dock Street, Suite 402
                                 Stamford, CT 06902

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David Howitt                     President, Meriwether Group
                                 2701 North Vaughn Street, Suite 435
                                 Portland, Oregon






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CUSIP No. 904743101                       13D                      Page 10 of 10
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                                         EXHIBIT INDEX

Exhibit 1 10.118 Agreement and Plan of Merger, dated as of March 14, 2006, by and among Warp Technology Holdings, Inc., operating under the name Halo Technology Holdings, UCA Merger Sub, Inc., and Unify Corporation. (1)


Exhibit 2 Form of Stockholder Agreement, dated March 14, 2006, by and among Warp Technology Holdings, Inc., operating under the name Halo Technology Holdings, and the persons listed on
                    Schedule I thereto. (2)

----

(1) Incorporated by reference to Exhibit 10.118 to Warp Technology Holdings, Inc.'s Current Report of Form 8-K, filed on March 20, 2006.

(2) Incorporated by reference to Exhibit 10.119 to Warp Technology Holdings, Inc.'s Current Report of Form 8-K, filed on March 20, 2006.